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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

Image Entertainment, Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
452439201
(CUSIP Number)
Wayne Levin
General Counsel
Lions Gate Entertainment Corp.
2700 Colorado Avenue, Suite 200
Santa Monica, California 90404
(310) 449-9200

with a copy to:

Allison Keller and Steve Camahort
O’Melveny & Myers LLP
1999 Avenue of the Stars, Suite 700
Los Angeles, CA 90067
(310) 553-6700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 7, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	452439201

1	NAMES OF REPORTING PERSONS: Lions Gate Entertainment Corp.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Columbia, Canada

	7	SOLE VOTING POWER:

NUMBER OF		4,003,996

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,003,996

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,003,996

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.56%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

1 Based on 21,576,544 shares of the issuer outstanding on August 25, 2006 per the Schedule 14A filed by the Company on August 29, 2006.

CUSIP No.	452439201

1	NAMES OF REPORTING PERSONS: Lions Gate Entertainment Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
98-0183157

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Columbia, Canada

	7	SOLE VOTING POWER:

NUMBER OF		4,003,996

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,003,996

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,003,996

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.56%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

2 Based on 21,576,544 shares of the issuer outstanding on August 25, 2006 per the Schedule 14A filed by the Company on August 29, 2006.

Item 1. Security and Issuer
This Amendment No. 6 to Schedule 13D (“Amendment No. 5”) is being filed by Lions Gate Entertainment Corp., a British Columbia, Canada corporation (“LGEC” or the “Reporting Person”), to amend the Schedule 13D filed by LGEC on September 13, 2005, as amended by Amendment No. 1 to Schedule 13D, filed by LGEC and Lions Gate Entertainment Inc., a Delaware Corporation (“LGEI”) on September 21, 2005, by Amendment No. 2 to Schedule 13D, filed by LGEC and LGEI on November 1, 2005, Amendment No. 3 to Schedule 13D, filed by LGEC and LGEI on March 16, 2006, Amendment No. 4 to Schedule 13D, filed by LGEC on June 6, 2006 and Amendment No. 5 to Schedule 13D, filed by LGEC on August 4, 2006 (together, the “Schedule 13D”), with respect to the common stock, no par value (the “Shares”), of Image Entertainment, Inc., a Delaware corporation (the “Company”).
Unless otherwise indicated herein, terms used and defined in the Schedule 13D shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended to add the following:
“Image Entertainment, Inc. (“Image”) announced on August 31, 2006 that it privately placed $17 million of convertible debt, convertible at $4.25 per share, and warrants to acquire 1 million shares at $4.25 per share. Among other terms, the convertible notes provide holders a change of control redemption right at a minimum 20% premium to face value. This sale follows on the heels of a grant of 3.4 million shares to Relativity Media (“Relativity”) in a transaction with questionable economic benefits under an agreement that has not been publicly filed. Image has disclosed, however, that the performance objectives otherwise required to be achieved in connection with the release to Relativity of 2.8 million of these shares are ignored in the event of a change of control. In less than three weeks, Image has announced the issuance of 8.4 million shares and share equivalents representing as much as a 39% increase in Image’s currently outstanding shares.
The combined effect of these transactions is to substantially dilute the interests of existing stockholders — and to do so in the face of an imminent stockholder referendum on the Company’s direction. The Reporting Person believes the size and terms of these issuances supports its belief that the current Image board in not acting in the best interests of Image’s stockholders to evaluate Image’s business and strategic alternatives to maximize value to all Images’ stockholders. Management and the Image board appear to be primarily concerned with rapidly implementing impediments to change and placing large blocks of equity prior to receiving stockholder input at the Annual Meeting in October.
The Reporting Person communicated to Image on August 29, 2006 that it was aware of rumors that Image was actively trying to issue a substantial block of equity or convertible debt and alluding to some of the concerns outlined above. Image proceeded with the convertible debt transaction despite the Reporting Person’s concerns.”
IMPORTANT INFORMATION
The Reporting Person filed a proxy statement with the Securities and Exchange Commission on September 5, 2006 and an accompanying proxy card to be used to solicit proxies for the election of the Nominees at the 2006 Annual Meeting.
SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY THE REPORTING PERSON FROM STOCKHOLDERS OF THE COMPANY FOR USE AT THE 2006 ANNUAL MEETING, BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. THE DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY IS AVAILABLE AT NO CHARGE AT THE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV AND IS EXPECTED TO BE MAILED TO STOCKHOLDERS OF THE COMPANY ON OR ABOUT SEPTEMBER 10, 2006. INFORMATION RELATING TO THE REPORTING PERSON AND THE NOMINEES AND THEIR DIRECT AND INDIRECT INTERESTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE PROXY STATEMENT FILED BY THE REPORTING PERSON WITH THE SECURITIES AND EXCHANGE COMMISSION.

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 6, 2006

Lions Gate Entertainment Corp.
By:	/s/ Wayne Levin
	Name:	Wayne Levin
	Title:	Exec. VP & General Counsel Business & Legal Affairs

Lions Gate Entertainment Inc.
By:	/s/ Wayne Levin
	Name:	Wayne Levin
	Title:	Secretary & General Counsel